Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Filer’s Commission File No. 000-19806)

FEBRUARY 26, 2015 / 1:00PM, CYBX - Q3 2015 Cyberonics, Inc. Earnings Results and Cyberonics, Inc. and Sorin SpA M&A Conference Call

CORPORATE PARTICIPANTS

Dan Moore Cyberonics, Inc. - President & CEO

Greg Browne Cyberonics, Inc. - SVP, Finance & CFO

Andre-Michel Ballester Sorin SpA - CEO

Demetrio Mauro Sorin SpA - CFO

CONFERENCE CALL PARTICIPANTS

Operator

Martin Brunninger Jefferies & Company, Inc. - Analyst

Margaret Kaczor William Blair & Company - Analyst

Raj Denhoy Jefferies & Company, Inc. - Analyst

Scott Bardo Berenberg Bank - Analyst

Massimo Vecchio Mediobanca - Analyst

Charles Haff Craig-Hallum Capital Group LLC - Analyst

Michele Baldelli Exane BNP Paribas - Analyst

Jacopo Tagliaferri Intermonte - Analyst

Jim Sidoti Sidoti & Company - Analyst

Tom Beckmann Investec - Analyst

Giorgio Nicola Ersel Gestione Internationale - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Cyberonics Incorporated and Sorin Group conference. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. (Operator Instructions) As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Mr. Dan Moore, President and CEO of Cyberonics. Sir, you may begin.

Dan Moore - Cyberonics, Inc. - President & CEO

I’m going to turn it over to Greg just to open the call.

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

Thank you all for joining us on the Cyberonics and Sorin Group merger announcement conference call. My name is Greg Browne, I’m the Chief Financial Officer of Cyberonics. On the call with me are Dan Moore, President and Chief Executive Officer of Cyberonics; Andre-Michel Ballester, Chief Executive Officer of the Sorin Group; and Demetrio Mauro, Chief Financial Officer of the Sorin Group. Sorin and Cyberonics are in different locations today so please be aware that there may be time delays on the call. In addition to the press release we issued this morning, there is also a presentation about the transaction on each of the Company’s websites. There are two items on the agenda for today’s call. First of all, Andre-Michel and Dan will discuss Cyberonics and Sorin’s proposed merger followed by a question-and-answer session, Dan will facilitate this question-and-answer session.

After that call is completed, Dan and I will give a brief overview of Cyberonics third quarter results and then take any results related questions you may have. We will make forward-looking statements during this call. Such statements are based on assumptions of future events that may not prove to be accurate and as such, they involve risk and uncertainty. It is therefore possible that actual results may differ materially from any forward-looking statements that we might make today and we direct you to the cautionary statement in Cyberonics Form-8K which Cyberonics filed with today’s press release, Cyberonics earnings release and slides, and Cyberonics most recent 1934 Act SEC filings; and those described in Sorin’s annual reports, registration documents, and other documents filed from time to time with the Italian financial market regulator Consob.

With that, I’ll now turn the call over to Cyberonics’ CEO, Dan Moore.

Dan Moore - Cyberonics, Inc. - President & CEO

Thank you, Greg. We know we have analysts and investors who follow both companies and we appreciate you joining the call. We are excited to discuss the new global medical technology company we’re creating through our combination. Sorin and Cyberonics both have long storied histories of medical technology innovation and of dramatically improving the lives of patients suffering from life threatening diseases. While we have been working successfully independently largely in different geographies; in many ways we have also been working in parallel. We both provide physicians the tools they need to help their patients and we have products that transform the lives of patients who have been failed by drugs and other remedies. We also share the same core values of leading with innovation and evolving our businesses for the future, which has helped us capitalize on our opportunities and successfully navigate many economic cycles.

So, this is a historic day for both of our companies and also a logical path based on the trajectories of our business today. As you will hear today, this exciting transformational merger maximizes the strengths and leadership positions of both companies and we are confident it will deliver great benefits to shareholders and patients and the hospitals and physicians who treat them around the world. So, how did this transaction come about? Our conversation started out around a technical collaboration. As we announced previously, we have been evaluating options for accelerating the development and commercialization of our promising chronic heart failure program, VITARIA, which is intended to treat heart failure by stimulating the vagus nerve. Also as you may have seen from our press release yesterday, VITARIA recently received CE Mark.

Sorin was a natural partner given their own deep heart failure pipeline portfolio that includes its innovative CRT optimization system, SonR, and its vagus nerve stimulation technologies, Equilia, with the first implant earlier this month. Equilia is built on similar underlying technology as ours. Through our many discussions with Sorin, it quickly became clear that we had a lot more in common than we had initially thought. While each company has a track record of successful execution on its own; the product and geographic diversification, added scale, and strong financial performance of the combined company will create more new opportunities to drive growth and create value than either could achieve on its own. NewCo, as we’re calling it for now, will be a global market leader in cardiac surgery and neuromodulation with a strong platform in CRM.

These are well established large and growing global markets where we have distinct advantages based on our shared technologies, expertise, and combined commercial platform. We will immediately have more diversified revenue streams geographically and by product and we will be able to accelerate the growth of our established products by reaching patients across the United States, Europe, and the rest of the world. For Cyberonics’ core business in epilepsy, it is truly an opportunity to reach significantly more new patients. Together, we will also have exciting late stage development pipeline opportunities in three global markets, each of which are estimated to be more than $1 billion. The first, as I mentioned, is in heart failure. Both companies also have substantial minority equity investments in sleep apnea and Sorin has focused investments in percutaneous mitral valve replacement and repair products with estimated initial market entry in 2017.

With our combined capabilities in clinical and regulatory, we expect to rapidly advance these opportunities and continue to innovate. The new company will also have a very attractive financial profile from day one. The combined company will have pro forma revenues of approximately $1.3 billion and is expected to drive significant cash flow generation. Also looking ahead, we expect to create additional financial benefits. All of this translates into a company having enhanced flexibility to support future growth opportunities.  We have great respect for the Sorin team and all that they have accomplished. We have worked well together to establish the right framework for success. We recognize that achieving all of the benefits of this combination will take careful planning, execution, and leadership. A proven leader with 11 years at Sorin, Andre-Michel is the ideal CEO for the merged company.

As Chairman, I look forward to working with him as our teams collaborate and share ideas and best practices. We will also have a balanced and independent Board that will bring experience and strong stewardship from each company. I recognize there are some callers from Europe and elsewhere who may not know Cyberonics well so I’ll give you a quick overview of Cyberonics. We are a 26-year old medical device company with core expertise in neuromodulation. We developed and market a Vagus Nerve Stimulation, also known as VNS, VNS Therapy System, which is FDA approved for the treatment of refractory epilepsy as well as treatment-resistant depression. The VNS Therapy system uses a surgically implanted medical device that delivers electrical pulse signals to the vagus nerve. Our products are the leading medical devices for the treatment of refractory epilepsy.

Collectively, we have treated about 80,000 patients with approximately 115,000 implants. Our clinical results are very strong and we have about 160 US patents along with many international patents. Epilepsy is a very large specialty market. It’s the fourth most common neurological condition after migraine, stroke, and Alzheimer’s. It has a 25 times to 40 times greater mortality rate than that of the general population. Epilepsy affects almost 1% of the world’s population, approximately 50 million people. It’s estimated that 9 million people are living with it in the US, Europe, and Japan alone. And more than 30% of patients with epilepsy continue to experience seizures in spite of multiple pharmaceutical drug treatments making them candidates for VNS Therapy. Our products dramatically improve the lives of patients and they also help save money for the healthcare system.

The cost of the disorder is about $13.5 billion annually in the US alone. Our devices result in fewer emergency room visits and have proven to pay for themselves within the first 18 months and continue to save the healthcare system money thereafter. So, we are a leader in this big market with a large underserved population. We have developed outstanding relationships with physicians who treat epilepsy; neurologists, epileptologists, and neurosurgeons; as well as directly with patients and their caregivers. Our epilepsy education and awareness efforts have been very successful especially in the United States. Our leadership in epilepsy has driven strong financial performance. We generate about $300 million in annual revenue. We sell in 70 countries and are seeing dramatic growth rate outside the US.

Despite these impressive growth rates, less than 20% of our total revenues come from outside the US, which underscores why we see such an incredible opportunity to increase our revenues through our combination with Sorin. We are highly profitable with 33% operating margin and we generate a lot of cash. This strong performance has enabled us to invest in the business, which has led to our exciting heart failure program, VITARIA, and enabled us to invest in other neuromodulation opportunities like obstructive sleep apnea through our investment in ImThera and the ownership of Apnex’s assets. Our operations are well run, efficient, and productive. We are based in Houston, operate internationally from Brussels, and have about 650 employees, 350 of whom are in Houston. We have manufacturing facilities in Houston and Costa Rica. As you’ll see, we are two highly complementary businesses that are a very logical fit.

With that background, let me turn it over to Andre-Michel to walk you through the combination. Andre-Michel?

Andre-Michel Ballester - Sorin SpA - CEO

Thank you, Dan. We share Dan’s excitement about this combination. We have tremendous respect for Cyberonics, your medical technology innovation, market expertise, and the success of your franchise in epilepsy. From Sorin’s perspective, this combination advances our own strategic priorities enabling us to have stronger foundation in our base businesses and accelerated growth opportunities. Finally, it also allows us to reach more patients with more innovative products all around the world. I’m honored to serve as CEO of NewCo upon completion of the transaction and look forward to working with you, Dan, and the entire Cyberonics team. Before I talk about the combination in more detail, let me first provide an overview of Sorin given that some of the US based analysts and investors on this call may not be very familiar with us.

Sorin started in 1966 as a research company, is today a global leader in ventricular cardiovascular diseases and our products treat over 1 million patients in more than 100 countries each year. As a global leader in cardiac surgery, we provide a wide range of innovative therapeutic solutions for both open heart and minimally invasive cardiac surgery. In cardiac surgery, an over EUR2.5 billion market, we are the global leader in the cardiopulmonary segments with over 70% market share in the heart-lung machines and 35% share in oxygenators and we’re a leading player with consolidated market positioning in both mechanical and tissue heart valves. Recent breakthrough product launches in cardiac surgery include our goal-directed perfusion system and Perceval, our innovative sutureless valve.

In cardiac rhythm management, an EUR8 billion market, Sorin holds a strong position primarily in Europe and Japan with a premium positioning based on innovative products, focusing on patient outcomes as demonstrated by the recent successful rollout of our CRT optimization system for heart failure patients SonR, and the new [MRI] to handle KORA 100 pacing systems to match heart failure comorbidities like apnea and provide patients and healthcare professionals with a unique MRI safe mode. Today, Sorin has approximately 3,900 employees worldwide with 10 manufacturing facilities in Europe, the US, Canada, Brazil, Dominican Republic, and China. We continue to remain focused on R&D and innovation with over EUR80 million of R&D expenses in 2014 and over 500 dedicated employees. I recently became Sorin CEO in 2007 having previously been President of our CRM business unit.

Over this period, we have restructured and refocused our business; launched breakthrough products, some I just mentioned; and we are constantly executing on our long-term growth strategy through geographic expansion and investments in new technology platforms. With regard to geographic expansion, we have recently successfully penetrated the Brazilian market following the acquisition of the local manufacturer Alcard. We executed a joint venture with a local medtech leader to enter the CRM Chinese market and we’re building our cardiopulmonary Greenfield project in China. With regard to the second pillar to accelerate growth investments in new technology platforms, we have first identified three areas where unmet clinical needs are huge and there is no optimal therapeutic solution for the majority of patients.

These areas are heart failure, sleep apnea, and mitral valve regurgitation. In these three areas, we have today very promising programs and investment opportunities. As Dan mentioned, we became interested in working with Cyberonics initially via their heart failure program. As we learned more about each other’s businesses, we recognized what a powerful combination we could be together. Together, we have the opportunity to extend our leadership in each of our base businesses across the world accelerating the acceptance of Cyberonics epilepsy products across Europe and the rest of the world and strengthening our competitive position in the US by leveraging the strength of Cyberonics distribution network. Our cardiac surgery, neuromodulation, and CRM businesses are well balanced in terms of revenue contributing 52%, 23%, and 25% respectively of our pro forma results.

Together, we will also have a truly global platform across our commercial manufacturing and supply chain operations. We’ll have a well-balanced revenue stream between the US contributing 36%, Europe at 43%, and the rest of world contributing 21%; and with a strategic presence in over 100 countries on five continents. In addition to Europe and the US, the new company will have a significant presence in Japan and developing countries including China and Brazil. This global presence provides for more opportunities, more predictability, and more resilience to reach our specific dynamics. Both companies share a passion for new technologies, in particular we will leverage over time the common technology base of implantable electronics applicable to heart failure, sleep apnea, epilepsy, and CRM devices. We’ll also both have deep experience and expertise in our commercial, regulatory, clinical, supply chain, R&D, and manufacturing capability.

We expect to bring them together into one seamless global platform that will support the growth and performance of each business unit. As Dan mentioned, operationally we’ve set up a framework that we are confident will ensure the combined company can achieve its full potential. The new company will operate as three business units; Cardiac Surgery, CRM, and Neuromodulation; which will continue to have their operating headquarters respectively in Mirandola, Italy; Clamart, France; and in Houston in the US. As Dan indicated, we are very focused on ensuring that the integration captures all the benefits of the combination. We are appointing a joint integration team that will report directly to me. The integration will not be completed overnight upon the close as we’re taking a comprehensive approach that will organize the company for long-term sustainable success.

Let me now walk through the specific terms of the transaction and the financial profile of the combined company before we begin the Q&A. As we described in the press release, Sorin and Cyberonics will combine under a newly formed holding company NewCo. Each Cyberonics stockholder will receive one ordinary share of the new company for every share of Cyberonics owned and each Sorin shareholder will receive the fixed ratio of 0.0472 ordinary shares of NewCo for every Sorin share owned. Following completion of the transaction and assuming no withdrawal rights are exercised by Sorin shareholders under applicable Italian law, Sorin shareholders will own approximately 46% of the new company and Cyberonics shareholders will own approximately 54% on a fully diluted basis. The new company will be domiciled in the United Kingdom and will be listed on NASDAQ and on the London Stock Exchange.

Cyberonics and Sorin currently have different fiscal year-ends and report under different accounting standard and currency. After the closing of the transaction, the new company is expected to report on a calendar year basis with reporting in US dollar and on US GAAP. As Dan mentioned, the company will have a very strong financial profile. First, the combination will have pro forma revenues of approximately $1.3 billion. Second, the transaction is expected to be cash EPS accretive to both groups of shareholders from 2016. Third, by 2018 we expect to achieve about $80 million of annual pre-tax synergies. These will include capitalizing on market relationships with a wider product range; Cyberonics leverage of Sorin’s commercialization network; purchasing savings and improved manufacturing overhead utilization; optimizing clinical trials for heart failure; building on technology assets in particular micro-electronic design, wireless technology, and MRI-compatibility; and building an efficient corporate structure.

In addition to strong revenue growth and cash flow generation, the combined company will have a virtually debt-free balance sheet providing it with financial flexibility to fund the company’s future growth opportunity. We expect the transaction to close by the end of the third quarter of this calendar year subject to approval by the shareholders of both companies, regulatory clearances, and customary closing conditions. I will conclude by saying that it’s been a great pleasure getting to know Dan and the Cyberonics team. I’m very excited about this merger. It will create tremendous new opportunities to drive growth and build significant shareholder value. As Dan mentioned at the outset, it is obvious that our two companies share the same core values in many ways from our approach to innovation, our focus on patients, how we [develop] and empower our employees, and how we pursue opportunities in the marketplace.

It gives me great confidence to the strength of this combination and our future together. I’ll close by noting that both sides worked very, very hard to reach an agreement that benefits both companies’ shareholders and enables them to participate in the bright future of this larger, more competitive medical technology company with sustainable cash flow and long-term growth prospects. Over the coming week, we look forward to talking with shareholders more about this exciting opportunity. We’d now be happy to take your questions regarding the transaction. After that, I believe Dan and Greg will provide an overview of Cyberonics earnings results and take results related questions on that.

Operator, back to you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Martin Brunninger, Jefferies.

Martin Brunninger - Jefferies & Company, Inc. - Analyst

First, what made you choose to be domiciled in the UK and perhaps you can elaborate also what’s your expected tax rate there and what you expect from the authorities in discounting to domicile yourself in the UK? That will be my first question. And the second, maybe you can talk us a little bit through the strategy to launch your Vagus technology on the chronic cardiac failure segment, that would be interesting and how you’re matching the sales force et cetera into synergies, if you can elaborate on that a little bit? Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

This is Dan Moore, I’ll start off with the first question. On the UK domicile, we look at this strategic merger being a global company of bringing two great leaders together, we think London is a natural place for us to have headquarters for the company. On the CHF question about Vagus Nerve Stimulation, as mentioned in the press release last night, we’ve received CE Mark and as we’ve told our shareholders all along, we expect to commercialize that product upon CE Mark and we are going forward with those plans. We expect as an independent company until closing that Cyberonics will begin to commercialize that product very selectively in Europe. After the close of the companies, we’ll discuss how we go forward in commercializing chronic heart failure, specifically the VITARIA product for chronic heart failure.

Martin Brunninger - Jefferies & Company, Inc. - Analyst

And on the tax rate in the UK, what do you expect there because there are tax rebates if you domicile some of the IPs? Are you planning to domicile some of your intellectual property into the UK and what’s the tax rebate you’re expecting there from this?

Dan Moore - Cyberonics, Inc. - President & CEO

I’ll turn that part of the question over to Andre-Michel and Demetrio.

Demetrio Mauro - Sorin SpA - CFO

This is Demetrio. Well, I want to be crystal clear on this once again. This deal is driven by a strategic vision so tax implications are really secondary. We have selected the UK for domiciliation because of our European (inaudible) and because we can attract balance so that’s why it is not a key parameter for this deal.

Martin Brunninger - Jefferies & Company, Inc. - Analyst

I understand, yes, but it will still be quite interesting for us to model what the tax rate is?

Andre-Michel Ballester - Sorin SpA - CEO

This is Andre-Michel. Just to complement what Demetrio said. Remember it’s a real strategic deal. We have a lot of opportunities to create synergies, we mentioned the $80 million synergies. We mentioned also that we will be cash EPS accretive from 2016 and this is not including any benefit from a tax standpoint. So for today’s call, we really should focus on the strategic benefit of bringing these two companies together, which clearly outweighs any other benefit of income.

Martin Brunninger - Jefferies & Company, Inc. - Analyst

Okay. Thanks very much.

Dan Moore - Cyberonics, Inc. - President & CEO

Operator, next question?

Operator

Margaret Kaczor, William Blair.

Margaret Kaczor - William Blair & Company - Analyst

Just I guess from a strategic point of view, can you guys talk about what your plans are for that CRDM business and cardiac surgery? Do you plan to see that business return to more sustainable kind of mid-single digit growth or maybe even better?

Dan Moore - Cyberonics, Inc. - President & CEO

I’ll turn that over to Andre-Michel.

Andre-Michel Ballester - Sorin SpA - CEO

Actually the cardiac surgery business to us is growing at mid to high single-digit and it’s been doing that for the last few years so we are confident that this will continue. As far as CRM is concerned, the market has changed dramatically over the last three, four years. We’ve restored some growth in this business over the last few quarters and our guidance remains unchanged as far as we’re concerned, which is low single-digit growth for the CRM business. I’ll take this opportunity to say that putting the two companies together particularly in the US is very consistent with the recently announced strategy that we have for CRM in the US, which is to focus on the high tier segment of the market and particularly heart failure segment of the market and comorbidities like sleep apnea as Sorin is planning to launch new products in this field in the US in the coming years. So, it makes even more sense to put the two companies together when you look at that.

Margaret Kaczor - William Blair & Company - Analyst

And so to that point, kind of your priorities going forward on R&D? How do you mix sleep apnea with heart failure epilepsy and then some of the mitral products you have? Where do you see kind of the biggest growth drivers kind of over the next five years?

Dan Moore - Cyberonics, Inc. - President & CEO

I think it’s a very good question. When you look at this strategic combination being about revenue growth, there’s not only the market development aspect of that revenue growth, but there will be the product development aspect and we see bringing together two companies that have great technology, have very impressive capabilities, meaningful financial resources, robust performance, and a bright future.  And as we bring together R&D teams and capabilities to put Sorin capabilities into our epilepsy devices and take some of our capabilities around VNS Therapy for example into heart failure products and specifically into CRM integrated products, this can be very meaningful to accelerate the future growth of the company. So once we close the transaction, we will be putting teams together to capitalize on both respective teams’ capabilities and to build those into new products, which we expect to accelerate growth.

Margaret Kaczor - William Blair & Company - Analyst

Okay. And just one more from me. Can you guys discuss what you believe the growth profile of the other company going forward both on a top and bottom line again over a five-year time period? Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

I’ll turn that over to Greg Browne.

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

Margaret, we will be providing more appropriate financial guidance as the transaction gets closer to completion. As Dan mentioned and Andre-Michel as well, this is a strategic transaction focused very much on topline growth. We believe it will be cash EPS accretive in the near term. There are medium-term synergies, if you will, but we’ll provide more top and bottom line guidance as the transaction moves closer to completion, which we hope as we said towards the end of the third calendar quarter of 2015.

Margaret Kaczor - William Blair & Company - Analyst

Thank you.

Operator

Amanda, next question?

Operator

Raj Denhoy,  Jefferies.

Raj Denhoy - Jefferies & Company, Inc. - Analyst

You’re getting Jefferies from both sides of the pond this morning. I was curious about for Cyberonics the challenges in the business the last year or so have not been about international expansion, but really about growth in the United States and what Sorin brings you is a much bigger distribution platform outside the United States. And I guess I’m curious how you kind of reconcile that and what the real opportunity is to combine VNS into the Sorin platform internationally?

Dan Moore - Cyberonics, Inc. - President & CEO

I think there’s two parts to that. One, we can never grow enough so on the market development side despite impressive international growth rates and still growing in the US, we expect to continue to grow as fast as we can in any international market and the US. So on the market development side combining our resources with Sorin, we believe we will accelerate both international and have opportunities to accelerate our US growth. Part of the acceleration of that global growth after the market development piece comes into product development and you can see with Sorin and their CRM platforms, the many technologies that they have and technological capabilities that we’ll be able to build into our VNS epilepsy devices over time and conversely us taking our VNS epilepsy therapy algorithm knowledge and things that we’re doing there on the heart failure side. So, we believe it will be through market development, accelerate our international growth, accelerate our US growth, and longer term through product development capabilities that will help us grow our sales faster.

Raj Denhoy - Jefferies & Company, Inc. - Analyst

Okay. And then maybe similar question for Sorin, they’ve had quite a bit of success outside the United States in CRM, but they really kind of a distant [dis] player here in the United States. Cyberonics doesn’t have much of a distribution footprint into the electrophysiologist arena. So how does the combination with Cyberonics help them with their CRM platform in the United States?

Dan Moore - Cyberonics, Inc. - President & CEO

Andre-Michel, why don’t you take that and talk about the strategy with CRM going forward in the US?

Andre-Michel Ballester - Sorin SpA - CEO

Actually we’ve just announced the last few weeks a change in our strategy in the US focusing no more on the commodity market, which requires a tremendous amount of distribution strength that we don’t have today, but on the high end of the market so namely on heart failure products and related products like sleep apnea products. And the combination of both companies on the distribution side just makes this strategy even more exciting. So it was already a strategy that we believe was going to give us a sustainable profitable growth in the US. Now with the combination of the two companies post closing, we believe that this is enhancing the execution of this strategy.

The second side of the answer is the one that and Dan alluded to, we see growth as well by combining our technology platforms. When you think about the number of years of experience of the Cyberonics team in the area of Vagus Nerve Stimulation in particular, when you think about the amount of experience and expertise that there is at Sorin in the treatment of cardio rhythm disorders; when you focus all these resources around treatment of heart failure and related comorbidities, I think you have a formidable opportunity to create new therapies that will help us everywhere in the world, but in particular in the US. So, very excited about both our ability to leverage market development capabilities from Cyberonics in the US as well as leveraging both our technology platforms across the world but obviously also in US.

Dan Moore - Cyberonics, Inc. - President & CEO

So for people around the world, the global infrastructure is how it all starts. So, we have a lot of people here in the US not only on the commercial side and then those functions, but also on the product development side not just pure R&D, but things like regulatory and clinical and Sorin has complementary infrastructure around the world. So Raj, I think it starts with that as well, having people around the world in many locations so that we can take these capabilities and eventually turn them into commercial reality.

Raj Denhoy - Jefferies & Company, Inc. - Analyst

That’s helpful. My last question is just on the process. I’m curious was there a process by which each of the companies looked at potentially other opportunities and if there was, can you describe the outcomes of that?

Dan Moore - Cyberonics, Inc. - President & CEO

As a public company, obviously we would always pay attention to all opportunities to increase value for our shareholders and maximize the value for our shareholders. The specifics of how all of this evolved will pan out and you’ll see those in the S-4s that’s released over time.

Raj Denhoy - Jefferies & Company, Inc. - Analyst

Thank you and congratulations.

Operator

Scott Bardo, Berenberg.

Scott Bardo - Berenberg Bank - Analyst

Congratulations on this deal. Firstly, a slightly bigger picture strategic question, maybe getting ahead of associate. But if one look at the pro forma combined entity now being roughly half cardiac surgery and half electrical stimulation, if you like, and a company now that has a pretty strong balance sheet and high cash flow generation capabilities. How do we see NewCo evolving over the future years in terms of product categories and divisional mix? Will you be more of an electrical company? Will you turn into more of a consumable company? Can you help us better understand what the longer-term plan is of this NewCo?

Dan Moore - Cyberonics, Inc. - President & CEO

Andre-Michel, would you like to take that?

Andre-Michel Ballester - Sorin SpA - CEO

Actually when you look at it first from a post closing standpoint, we’ve decided to maintain the organization that we both have, which is we’ll have three business units; one of them being cardiac surgery, the other one being CRM, and the third one being the neurostimulation business unit out of Houston. And if you look at the balance of revenue and the balance of geography, there is a great combination right there of our base businesses. So just on the geography side; 80% of Cyberonics business is done in the US, for us it is 22% of our business that is done in the US. So you think about, it’s almost the perfect match between the two companies on the base business.

If you look at the balance of the products, we’re not going to be dependent on only one franchise, we’re going to have three very strong franchises with different cycles. So, that’s the base business.  Then you look at the opportunity for us to grow moving forward and accelerated growth is going to come from our ability to expand in the emerging markets just like Sorin is doing and Cyberonics is doing today, but also by the three areas in which we have unique opportunities to create franchises in potentially a multi-billion dollar market. And this is heart failure where both companies are very successful in very advanced programs. This is sleep apnea in which both companies have programs, which are very complementary; the Cyberonics side is on obstructive sleep apnea, the Sorin program is on central sleep apnea.

So very, very complementary programs on the sleep apnea side. And thirdly, the program that we have within Sorin of mitral valve percutaneous. So, these three programs in themselves offer tremendous growth acceleration. And to finish on this, there will be synergies that we can’t even start thinking about like obviously the electronic capabilities that we have in Houston, in Paris; putting these together, building platforms that will do more than either CRM or neurostimulation.  We’re really at the beginning of the story and we see a lot of opportunities to accelerate growth combined with the two companies post closing.

Scott Bardo - Berenberg Bank - Analyst

I have a follow-up and financial question if I may. But just before that and just to understand your comments, one shouldn’t expect any sort of further M&A in the near term, there’s going to be quite a lot of integration to do for this new company.

Dan Moore - Cyberonics, Inc. - President & CEO

Andre-Michel, would you like to comment?

Andre-Michel Ballester - Sorin SpA - CEO

I guess Dan and I would probably say the same thing is I think we’re going to be pretty busy in the next few months preparing for the closing of this transaction and then busy in the months after being busy in generating the short-term synergies we’ve talked about, the $80 million and the long-term synergies that will drive accelerated growth. So, we’re going to be very, very busy (inaudible). You never say no to opportunities, but our focus is going to be on capturing the many opportunities we are creating by putting these two companies together.

Dan Moore - Cyberonics, Inc. - President & CEO

And we (multiple speakers) as well. When you look at the combination of the technologies and our capabilities and the financial resources that we’ll have over time while not anticipating anything in the short term, given the scale of this new medical device company, we think we’ll have opportunities to bring other technologies along under the umbrella to help us go forward and further accelerate revenues.

Scott Bardo - Berenberg Bank - Analyst

And so the financial question and perhaps directed to Demetrio. It’s just to better understand this pre-tax synergy number that you have of $80 million, sounds like a pretty punchy number and certainly would be impressive if you achieve that. Can you just help break this down about how you see this across the core manufacturing, R&D optimization? Should we be thinking about high additional upfront cost to implement this? Just a bit of color on that would be needed and helpful. Thank you.

Demetrio Mauro - Sorin SpA - CFO

As mentioned by Andre-Michel, we expect the combination of the two businesses to generate approximately $80 million in pre-tax savings by 2018. So, there would be a number of drivers split between the cost and revenue synergies. At this stage, we won’t provide a precise breakdown, but there would be further debates on this topic as the merger integration will proceed. So on the cost side, our first bucket related to the optimization of R&D and acceleration of the process of bringing products to the market so let me offer you some examples. The two companies have projects in heart failure. As a result of the combination, we will conduct just one PMA study. We will also optimize the multiple technology platforms and leverage on the best in class between the two companies. A good example in this case will be the remote monitoring and the MRI compatibility where Sorin has already developed a compelling value proposition.

A second bucket of cost synergies will come certainly from manufacturing where we will focus on leverage of critical mass and supply chain enhancement as a result of better integration in our manufacturing footprint. Moving to revenues so from a revenue perspective, we will leverage on both companies sales infrastructure as discussed by both as Dan and Andre-Michel earlier. For example, we believe that adoption of Cyberonics devices outside the US will be significantly accelerated thanks to our Sorin commercialization network in Europe, Japan, and other emerging market. And there will certainly be other cost optimization opportunities between the sales infrastructures of the two companies. The fourth bucket, we expect to extract value also from enhanced product offering in VNS for heart failure where the two companies have compelling and complementary pipeline. Finally as you can imagine,  there’s buckets of synergies which will also come from the efficient corporate structure.

Scott Bardo - Berenberg Bank - Analyst

Thanks, guys. I’ll jump back in the queue. Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, can we have the next question, please?

Operator

Massimo Vecchio, Mediobanca.

Massimo Vecchio - Mediobanca - Analyst

Follow-up on the previous question on the synergies. Am I right in saying that it seems that the majority of the synergies will be revenue synergies or it’s a misperception that I have? And I [haven’t] understood if there will be some restructuring costs and if the synergies are before or after the restructuring cost? That’s the first question. Second question is on the JV that Sorin has with the MicroPort. Does this deal change anything in this respect or is it too early to say? Thanks.

Dan Moore - Cyberonics, Inc. - President & CEO

We’ll reverse your questions if you don’t mind and I’ll have Andre-Michel comment on the MicroPort question and then we’ll follow up with Greg for the second question.

Andre-Michel Ballester - Sorin SpA - CEO

So Massimo, for maybe other members of the call that don’t really understand what we have in China. We have a joint venture that we announced a year ago that is with MicroPort, a very successful medical device leader in China. And together with MicroPort, we’ve built this joint venture to develop, manufacture, and distribute CRM products so pacemakers, implantable defibrillators, and CRT devices in China. We started a year ago, we are very successful with the first steps of the joint venture. It’s really a joint venture that is focused today on CRM so at this stage, I do not expect any change in the strategy of the joint venture to focus on the CRM market in China. Plenty of opportunity in the very fast-growing CRM market in China to keep the joint venture busy for the next five years at least.

Dan Moore - Cyberonics, Inc. - President & CEO

So for your first question, I’ll ask Greg to comment because I know both of our teams worked diligently to develop what the potential synergies could be that led to that $80 million projection for 2018.

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

I think your question related to the breakdown between revenue and cost synergies. I think the fact that the revenue synergies here are expected to be significant is symptomatic, if you will, of the part of the strategic rationale for the transaction is more around growth than it is around any particular cost reductions on a go-forward basis. We won’t be providing specific breakdowns for the particular buckets of synergies at this particular point in time although as Demetrio referred to earlier, there are a number of different buckets that have been identified from the revenue side and certainly some on the cost side. I don’t think at this point, we’re ready to provide a breakdown. As far as the other part of your question, the cost to achieve those synergies. There will be some costs and this is in fact a gross number so there will be some costs in the near term required to achieve some of those synergies. But this is a number that we expect to achieve by 2018 in terms of a pre-tax number and so far that is a gross number. Clearly, we’ll be providing more details as the transaction moves closer to closing.

Massimo Vecchio - Mediobanca - Analyst

Thank you very much.

Dan Moore - Cyberonics, Inc. - President & CEO

Can we have the next question, please?

Operator

[Daniel Ben, Harsium].

Unidentified Participant

Most of my questions have been answered. The only question that I had outstanding was regarding anti-trust, which is mentioned in the press release. But looking at the products and geographies of the two companies, it looks like the union is more complementary than overlapping.  So, could you give us a sense of which ones would be the main geographies that would cause any issues?

Dan Moore - Cyberonics, Inc. - President & CEO

Well, we’re not expecting any issues. Of course, we need to go through all the filings. But you’re right, these are largely complementary markets, complementary products, and there’s not a lot of overlap in our products as they exist today.

Unidentified Participant

Thank you.

Operator

Charles Haff, Craig-Hallum.

Charles Haff - Craig-Hallum Capital Group LLC - Analyst

Congratulations on the transaction. I had a question on manufacturing. So Cyberonics has a manufacturing facility they recently opened in Costa Rica, Sorin has one in Santo Domingo. I’m wondering what the plans for the combined manufacturing also with your own manufacturing sites that you have and also what the tax implications may be understanding that with the Costa Rica facility that there would be very low taxes for devices that would be shipped outside the United States. Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

Let me start by reminding everyone that the intention here is to grow and accelerate the growth of our businesses and we went through this when we started talking about a second manufacturing facility in Costa Rica and we expected Costa Rica to take some of that growth. So I think this applies in this situation as well as we go forward, we’re expecting to be making more product because of our growing revenue.  Greg, as far as the tax part of that and how it relates to what we’ve said about Costa Rica in the past, you want to comment?

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

Charles, we don’t have any intentions to change anything with respect to our plans in Costa Rica. As you know, at our Investor and Analyst Day back in December 2013, we outlined some longer-term goals for our own effective tax rate. Those goals remain intact. But as far as the combined entity is concerned, we’ll be providing more details as we get closer to closing.

Dan Moore - Cyberonics, Inc. - President & CEO

Andre-Michel, anything to add?

Andre-Michel Ballester - Sorin SpA - CEO

No. Dan, I think the only thing I would like to add is that we together really have a very, very strong manufacturing network not only because we are in diverse geographies that offer diverse benefits in terms of skilled labor, in terms of for instance low labor costs like Dominican Republic or very highly skilled labor like we have in Houston, in Paris, or in other places around the world. So, there is the geography part of it and there is also the technology part of it. Our manufacturing teams are eager to get together during the integration process and start working on improving their manufacturing processes by learning from each other and the processing we can learn from each other. So I think you are talking about two companies with a very strong manufacturing culture, two companies that have products that are fairly similar in terms of their technologies that use similar manufacturing techniques. So, I think lots of opportunities there that we are starting to outline as part of the $80 million synergies.

Charles Haff - Craig-Hallum Capital Group LLC - Analyst

Okay. And my next question is on the heart failure side of things with the VNS products. I’m trying to understand are there differences between VITARIA and the Sorin product or are these products redundant? If you could just help me understand the key differences that would be helpful.

Dan Moore - Cyberonics, Inc. - President & CEO

At a very high level, we’ve got the first product. It does not have a lead on the heart so it’s providing more or less open loop stimulation. That’s one way to provide therapy. When we go to closed loop and monitoring the heart, Sorin’s first product has that capability as well. And then you go longer term and Sorin has a couple of other projects that would get into integrated devices. So we’re in a good position we think and start with an open loop and then moving to a closed loop. Specifics on that program, Andre-Michel, anything to add?

Andre-Michel Ballester - Sorin SpA - CEO

I think, Dan, you said it all. I think we don’t see our programs are being competing or redundant. We actually see the programs to be complementary on the VNS side, on also the I would say very synergistic knowledge that both companies have in terms of Vagus Nerve Stimulation,  management of heart failure patients that we used to deal within in the CRM business unit. As Dan alluded to, potentially combining some CRM features together with VNS features. We have a lot of opportunities that our R&D people are really eager to start working on, but we see a lot of complementarity not a lot of overlap in this.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, the next question, please?

Operator

Michele Baldelli, Exane.

Michele Baldelli - Exane BNP Paribas - Analyst

First question for Cyberonics, can you give me a figure of how many people are you employing and the coverage in the US you’ve mentioned and you have complete coverage on a national-wide basis such that this product can fit with the product of Sorin like the new SonR, can fit also with the same client base or it will be the same physician where Cyberonics has already the relationship that can be leveraged to sell also SonR or is some misperception there? Another point I wanted to do is about the products that are developed by both companies in terms of the new venture so sleep apnea and heart failure. I just wanted to understand if there is any product where you have a sort of overlap that you are developing products to treat the same disease? Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

So at Cyberonics, we have about 650 employees. Approximately 100 of those are in the US specifically focused on the commercialization effort in the US. We call on primarily neurologists and epileptologists and neurosurgeons, which is a different call point than the CRM call point for Sorin. So on the technology overlaps, yes, we think there will be technology overlaps and many opportunities to take Sorin’s technical capabilities and add them to our products and some of our know-how with products and add them to Sorin’s product. Andre-Michel, anything to add?

Andre-Michel Ballester - Sorin SpA - CEO

You’re right on, Dan. I think maybe I would choose another word than overlap. I would say there are complementary technologies that really are very synergistic and we mentioned some of them. For instance, we’ve invested already in the creation of a remote monitoring platform and that could be very interesting for the Cyberonics product because they would not have to reinvent the wheel. Both companies have developed expertise in MRI compatible products, we could learn from each other and develop even better products moving forward. We have the lead technologies that are complementary.  So when you really look at it, I think we have a lot of technologies, a lot of know-how that when we put it together is going to provide a formidable opportunity to create new treatment for heart failure and comorbidities. So, I would say I don’t see a problem there.

The other part of your question was on other products. We see on percutaneous mitral valve, there is no kind of overlap because it’s a program that has been developed historically by Sorin. And on sleep apnea, it’s really interesting because both companies have been very interested in sleep apnea because it’s neurostimulation, it’s close to heart failure. But one company has been focusing on obstructive sleep apnea, that’s Cyberonics; Sorin has been focusing on central sleep apnea. So when you really think about the portfolio of products that we’ll create by combining the two companies together post closing, this gives us a great opportunity to treat sleep apnea patients around the world with leading edge technologies. Lots of complementary technology.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, next question, please?

Operator

Tom Beckmen, Investec.

Tom Beckmann - Investec - Analyst

My questions have already been asked. Thanks.

Dan Moore - Cyberonics, Inc. - President & CEO

We’re running into over time here, but we’ll take a few more questions.

Operator

Jim Sidoti, Sidoti & Company.

Jim Sidoti - Sidoti & Company - Analyst

Dan, since you’ve gotten to Cyberonics, you’ve been pretty disciplined at growing the topline double digits, but also maintaining strong operating efficiency improvements; growing gross margin to 90%, growing operating margins to the low 30%. With the combined company, I’ve heard a lot about the revenue synergies, but will there still be that discipline to grow the margins?

Dan Moore - Cyberonics, Inc. - President & CEO

Definitely. We came in here and our margins were falling and we’ve made it a priority to continue to improve our margins and that’s been a combination of both getting price and also what Randy Simpson and his global operations team have done to deliver product and constantly focus on the cost of that product and the efficiencies around it. I’m glad to say that my counterpart here with Andre-Michel has an operations background and seeing some of the things they’ve been able to accomplish, we would expect to continue to get stronger gross margins. And I’ll obviously turn it over to Andre-Michel to answer that question as well.

FEBRUARY 26, 2015 / 1:00PM, CYBX - Q3 2015 Cyberonics Inc Earnings Results and Cyberonics Inc and Sorin SpA M&A Conference Call

Andre-Michel Ballester - Sorin SpA - CEO

Well, Dan, I think you said it all. I believe that at Sorin we’re really impressed with the work that the people at Cyberonics have done in terms of gross margin and operating margins. We started from a different base, but we’ve improved over the last five years our gross margin by 1,000 basis points. So, that’s been really something that has been done through a lot of financial discipline, a lot of operational discipline, and we’re committed as a company to financial discipline. So, I think you put the two companies together with two leaders that are really focused on profitable growth and what you’re going to get is a company that is going to be focused on profitable goals as a combined company.

Jim Sidoti - Sidoti & Company - Analyst

And do you have a target where you think you’d like to be by 2008 once you’ve got these cost synergies realized in terms of an operating margin?

Dan Moore - Cyberonics, Inc. - President & CEO

We do and I think it’s a bit early to do release those things until we put the two companies together and can give some guidance going forward. But obviously as the S-4 and other public documents come out, you can see some of the assumptions that we have.

Jim Sidoti - Sidoti & Company - Analyst

Alright. Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, next question?

Operator

Giorgio Nicola, Ersel.

Giorgio Nicola - Ersel Gestione Internationale - Analyst

Congratulations. Question regarding the regulatory approval. I was wondering if you could confirm geographically if you’re going to require HSR for the States you commission for Europe and MOFCOM for China?

Dan Moore - Cyberonics, Inc. - President & CEO

There will be the normal regulatory approvals, but will be (inaudible) filing in due course. Perhaps Andre-Michel or Demetrio could respond with respect to China.

Andre-Michel Ballester - Sorin SpA - CEO

At this stage, we don’t expect to have any particular issues in China. They will follow the normal course of regulatory operations there, but don’t expect any particular issue there and certainly no with respect to the deal timing at this stage.

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Giorgio Nicola - Ersel Gestione Internationale - Analyst

Sorry, you don’t expect filing you said.

Andre-Michel Ballester - Sorin SpA - CEO

Well, it’s really early to say. We’ll be working on this in the next few weeks and let you know as we move forward.  But we really do not expect any of the filings we have to do, regulatory or the otherwise, will be in the clinical path as we move forward to closing this deal by the end of the third quarter of this year.

Giorgio Nicola - Ersel Gestione Internationale - Analyst

Okay. One last question. I understand and appreciate the fact that the transaction is a strategic, could you just make a comment on any eventual changes in the tax code will not cause any uncertainty in the closure of the deal?

Dan Moore - Cyberonics, Inc. - President & CEO

We don’t anticipate any obstacles in the pursuit of the closing of the deal.

Giorgio Nicola - Ersel Gestione Internationale - Analyst

Okay. Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, I think we’ll take one last question here.

Operator

Jacopo Tagliaferri, Intermonte.

Jacopo Tagliaferri - Intermonte - Analyst

According to you any specific regulatory risk given that NewCo will be incorporated in the UK and with the UK tax rate event, do you see any specific risk related to the stock peak? And second question is, if you may provide us with the timing of the general assembly of the two companies? Thank you very much.

Dan Moore - Cyberonics, Inc. - President & CEO

So, we hope to complete all activities by the end of September so that we can complete the transaction and put the two companies together. Again, this is really about the strategic combination about growing revenues. We’re bringing together leaders in med tech together with great geographic scale and capacity to go forward and compete in very significant markets and that’s what this is about. So, we don’t anticipate that we’ll have any issues going forward in putting the two companies together.

So I think with that last question, we’ll stop because we know we’ve gone over, but I just want to close out here by thanking all of you for your questions. And before I hand it over to Andre-Michel for his closing comments, let me thank all of the employees from both companies who have helped bring us to this exciting time in our collective histories. Because of your hard work, both companies are coming to this combination from positions of strength, together we are creating a new very strong global medical device technology company that has a bright future for our employees, our shareholders, and best of all for physicians and the patients they help. Andre-Michel?

Andre-Michel Ballester - Sorin SpA - CEO

Thanks, Dan. I very much share Dan enthusiasm for this merger, which is an opportunity to create a stronger more diverse company with a best in class product portfolio and excellent growth prospects. I look forward to working with our Cyberonics colleagues as we prepare to embark on this exciting journey over the next few months. And with that, I will hand you back to Dan and to Greg to discuss Cyberonics Q3 results. Demetrio and I will now disconnect from the call. Thank you very much for your time today.

Demetrio Mauro - Sorin SpA - CFO

Thank you. Goodbye.

Dan Moore - Cyberonics, Inc. - President & CEO

And obviously, everyone who is on the call is welcome to stay on and listen to our third quarter results, but I think we’ll take just a minute to allow those who want to disconnect and we’ll join here in 30 seconds or a minute? Amanda, I think we’ll start again.

Operator

Yes sir, go ahead.

Dan Moore - Cyberonics, Inc. - President & CEO

I first want to again thank those who are joining and welcome you to our fiscal 2015 third quarter conference call. This will be a shorter call than usual following today’s announcement and the earlier call. Joining me today is still Greg, he’s going to stay on and we also will be joined by around Rohan Hoare, our Chief Operating Officer. So, I’ll go ahead and begin with the financial highlights for the third quarter of fiscal 2015 and those highlights include worldwide net sales of $72.1 million, representing growth of 9% over adjusted revenue from the same quarter in the prior year. This growth was over 10% on a constant currency basis. Happy to report that Cyberonics made good progress in Q3 on restoring solid growth in US sales. Internationally net sales of $14.5 million, an adjusted increase of 18% on a constant currency basis leading to income from operations of $23.7 million, an increase of 12%.

Our adjusted earnings per diluted share of $0.59 is an increase of 16%. We had other important operational highlights since our last call, including the continued commercial expansion we AspireSR system in Europe and the Middle East and regulatory approval in Europe of the VITARIA system, which is our autonomic regulation therapy for chronic heart failure product. Looking specifically at our US epilepsy market, the third quarter continued to show improvement in the key US market.  US unit sales were higher by 5.9% and net sales by 8.6% reflecting ongoing ASP increases. We estimate that implants of new patients and those requiring replacement VNS generators in the US during the quarter was a record for the third quarter. We estimate 31 depression implants, roughly consistent with the numbers we have seen over the last few quarters.

Our international sales activity after adjusting for the single country sale in the third quarter of the prior year, international unit sales growth accelerated in the third quarter with unit sales increasing by 18% and revenue growth also increasing by more than 18% on a constant currency basis. We continue to be pleased with the adoption of the AspireSR generator including significant re-orders. The sequential increase in AspireSR unit sales was over 50%. For the second consecutive quarter, all international regions showed increases over the prior year as adjusted.  On a year-to-date basis, European unit growth has exceeded 12% and the regional teams in LatAm, APAC, and Japan have all delivered unit growth greater than 15%. Our first direct employee in Japan has been hired and will start this quarter.

Quick update on the AspireSR generator the US regulatory. As mentioned on last quarter’s call, regulatory submission for US approval of AspireSR occurred in October. We continue in an interactive regulatory review process and will notify you when a final answer is received. Also on the product development front, our CHF plans with the approval recently received for VITARIA, our CHF product; we are moving ahead with a limited commercial launch as an independent company. On the last call we announced that we had begun a second study, the study focused on the CHF patients with preserved ejection fraction. We’ve continued to enroll patients and pleased with our progress to date. Greg will now take us through a discussion of our financial results and guidance in more detail. Greg?

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

Thanks, Dan. Net sales in the third quarter of fiscal 2015 were $72.1 million representing growth of 9% over the adjusted numbers of the third quarter of the prior year or 10.5% on a constant currency basis. As a reminder, we have for comparative purposes excluded the sale to a single country of 100 units and $2.1 million of net revenue which occurred in the third quarter of the prior year. Generator ASP in the US grew by 3.8% and the US unit sales with growth of 5.9% was the best year-on-year quarterly growth of five quarters. International unit sales increased to 1,240 units and the revenue increased by 11% to $14.5 million and as Dan said, 18.4% on a constant currency basis. The foreign currency movements when compared to the third quarter of last fiscal year had a negative impact on international revenue for this quarter of approximately $970,000.

With respect to US lead sales, quarter-to-quarter variations will occur for a variety of reasons and important to note that physicians replace some leads in current patients each quarter. For the third quarter, US lead sales were 1,169 compared with 1,203 in the third quarter of the previous year. This represents a decrease of 3% against the prior year. Our assumption for US new patient growth for the full fiscal year continues to be in the low single-digit growth. For fiscal year 2015, we guided growth for US replacements in the mid-single digits and the estimated increase for replacement implants in the third quarter and for the year-to-date of approximately 6% is consistent with that guidance. The AspireHC generator continued to account for approximately 40% of US unit sales and internationally accounted for 11% of unit sales.

The AspireSR unit sales accounted for approximately 17% of all international sales, up from 12% in the second quarter. For the third quarter of fiscal 2015, operating income was $23.7 million or 32.8% of sales, an increase of 12.2% compared to the $21.1 million or 30.9% of sales in the third quarter of the prior year. Please note that the numbers reported for the third quarter include approximately $700,000 of transaction related costs on a pre-tax basis related to the transaction discussed earlier in the call. Earnings before interest, depreciation, amortization, equity compensation expense, and other adjustments totaled $28.4 million in the third quarter, an increase of 13%. For the third quarter of fiscal 2015, we had an adjusted effective tax rate of 34.2%. The adjustments reflect an update to reflect the fact that the research and development tax credit has been extended for the period to December 31, 2014 only rather than for the full fiscal year.

We continue to expect an adjusted full year rate of between 35% and 35.5% for our full fiscal year. Our adjusted income per diluted share of $0.59 increased by 15.7% compared to the $0.51 per share in the third quarter for fiscal 2014. We are making no changes to our guidance for fiscal 2015 despite the continued currency headwinds. Although as noted in our earnings release, there will be an impact on operating income, net income, and earnings per share for the costs associated with the expected transaction. We will now open up the call for questions. Operator, first question, please.

Operator

Bill Plovanic, Canaccord.

Unidentified Participant

This is Kyle on for Bill. Just a quick question. Wanted to see if you could give us the rundown on the international unit sales, just the breakout between new and end of service and then also just remind us on how much of that international is direct versus distributor business?

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

Kyle, in terms of new and replacement business for the sales, we’ve seen a growing replacements business which is really coming out of Europe, but we have been breaking those down directly for you. So, we are pleased with the way the business is going both on a new and a replacement front in those geographies.

Dan Moore - Cyberonics, Inc. - President & CEO

Kyle, specifically we sold 859 leads internationally. As you know, leads are not always a perfect guide to new patients or replacements. As far as the distributor mix is concerned, I think it was roughly consistent with prior quarters at 44% went through distributors with the balance being sold directly.

Unidentified Participant

Okay. And then looking to the AspireSR in the US, do you still remain confident that you don’t think that you’re going to require another trial there? And then I guess, what gives you that confidence in the discussions with the FDA? And then also to that point, have you formally had (inaudible) follow-up meeting with the FDA? And then I’ll hop back in queue. Thank you.

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

So Kyle, we’ve been having a constructive interactive dialog with the FDA with regard to the SR product and until we actually have a decision, I think it would be premature for us to be sort of commenting on the specifics of the conversation or the process.

Unidentified Participant

Great. Thanks a lot.

Dan Moore - Cyberonics, Inc. - President & CEO

Amanda, next question, please?

Operator

Jim Sidoti, Sidoti & Company.

Jim Sidoti - Sidoti & Company - Analyst

So I was going to ask that question Kyle just asked about the FDA in SR. So at this point, it sounds like it could go either way, they may approval without another trial or it’s still possible a trial might be necessary.

Dan Moore - Cyberonics, Inc. - President & CEO

I think what we’re saying is anything is possible, but we continue to have constructive dialog with the FDA and until we get to a final conclusion here, it would be premature to speculate on which way things are going to go.

Jim Sidoti - Sidoti & Company - Analyst

And then my second question looking at the expenses in the quarter, it seems like there’s relatively minor incremental expenses as a result of the transaction you announced earlier. Is that because it happened late in the quarter or early in the current quarter?

Dan Moore - Cyberonics, Inc. - President & CEO

$700,000 is a lot of money, but I’ll let Greg comment on it.

Greg Browne - Cyberonics, Inc. - SVP, Finance & CFO

I think I wouldn’t comment on the prices related to the transaction and wouldn’t take the expenses being reflective of the balance whether [discussions] occurred in the third quarter or the fourth quarter. But related to the $700,000 of costs, which as you can see, we haven’t yet adjusted out; there will be significant costs associated with the transaction that would be expected to occur in the fourth quarter and we’ll give more detail on that as we go forward.  So you would expect some further adjustments as we go into our final quarter of the year.

Jim Sidoti - Sidoti & Company - Analyst

Alright. Thank you.

Dan Moore - Cyberonics, Inc. - President & CEO

I know we said we would keep this call short today. But clearly this is an exciting day for Cyberonics; for our patients, our shareholders, and our employees. We believe the transaction discussed earlier can drive even more shareholder value over the coming years. Thank you for listening today and for your interest in Cyberonics and our future. Have a good day.

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Prior to the meeting of Sorin Group shareholders, Sorin Group will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin Group, being a wholly owned subsidiary of Sorin Group. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin Group. The merger agreement and the merger of Sorin Group into NewCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin Group on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin Group will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin Group, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin Group, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin Group as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin Group or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin Group to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin Group operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin Group’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin Group’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin Group share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin Group share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin Group gives any assurance (1) that either Cyberonics, Sorin Group or Newco will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.